NORDION INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MARCH 7, 2012

VOTING RESULTS
Resolution #1:

On a ballot, shareholders ratified the Election of directors for all nominees listed below:

Ballots Tabulated:

	For	Withheld
W. D. Anderson	33,361,868	37,321
W. G. Dempsey	33,359,219	39,970
R. W. Luba	33,354,264	44,925
M. A. Mogford	32,195,335	1,203,854
S. Murphy	33,357,678	41,511
K. Newport	33,359,364	39,825
A. Olukotun	33,358,608	40,581
S.M. West	33,359,959	39,230
J. Woodruff	33,359,266	39,923
Resolution #2:

On a ballot, shareholders ratified the appointment of Ernst & Young LLP as Auditors, and authorizing the directors to fix their remuneration.

Ballots Tabulated:	Total Votes	Percentage of Votes
For:                                                    38,066,44599.84%
Withheld:                                                60,114  0.16%
Total:                                                 38,126,559  100%
Resolution #3:

On a ballot, shareholders ratified the approval, ratification and confirmation of the Company’s amended and restated shareholder rights plan.

Ballots Tabulated:	Total Votes	Percentage of Votes
For:                                                    32,650,29897.76%
Against:                                                748,891   2.24%
Total:                                                 33,399,189   100%
Resolution #4:

On a ballot, shareholders ratified the approval, ratification and confirmation of the By-Law Amendments.

Ballots Tabulated:	Total Votes	Percentage of Votes
For:                                                    33,314,032 99.74%
Against:                                                  86,157   0.26%
Total:                                                 33,400,189   100%

Dated this 7th day of March, 2012.

CIBC MELLON TRUST COMPANY

/s/ Anoosheh Farzanegan                                                                           /s/ Shelly John
Anoosheh Farzanegan	Shelly John
sg\NordionVotingResultsRev